30 May 2001

BNP Paribas Purchases 3,500 Reuters 3000 Xtra In Global Deal

London/Paris – BNP Paribas and Reuters have signed a multi-million dollar deal for a global content and technology solution, including 3,500 accesses of Reuters flagship service 3000 Xtra, to support the Bank’s business in 23 countries around the world.

In addition to the Reuters 3000 Xtra accesses, the Bank has agreed an option to purchase 700 licences for TIB Rendezvous. The messaging middleware will link communication from the front office to other parts of the Bank’s operations, including the middle and back office functions.

Reuters 3000 Xtra service will be deployed to support a range of the Bank’s activities including fixed income, corporate banking, equities, and buyside operations. This service will provide unrivalled global data and advanced analytics to financial professionals in key centres including Paris, London, New York, Zurich, Tokyo, Singapore and Hong Kong.

Steve Gillen, Head of IT Global Markets Group at BNP Paribas, said: “This contract cements the strategic alliance we have with Reuters and allows us to make full use of Reuters Market Data System. We are now moving ahead with the global deployment of a common desktop and market data infrastructure for the bank. The contract also underpins our development strategy for the use of TIB Rendezvous as the messaging middleware for the majority of our trading applications.”

Philip Green, Chief Executive, Reuters Financial, said: “We are delighted that BNP Paribas has chosen Reuters to support its information and technology strategy. Working closely with the Bank, we have been able to develop a truly global solution which provides unrivalled data coverage, and the flexibility of an open technology platform.”

End

Contacts:

Reuters Susan Allsopp PR & Sponsorship Manager susan.allsopp@reuters.com	tel: +44 (0)20 7542 8404

BNP Paribas Jonathan Mullen Head of Corporate Communications	tel: +44 (0)20 7595 2773

Note to Editors:

BNP Paribas is the leading banking group listed in France. It is ranked number 1 in France in terms of earnings and number 2 in Euroland in terms of shareholder equity. The Group has one of the world’s largest international networks, extending across 83 countries, with hubs in 7 leading financial centres. Thanks to the excellent strategic fit represented by its commercial and financial businesses, BNP Paribas is a major player in retail banking, corporate and investment banking, international private banking and asset management. 80 of the world’s top 100 companies have chosen BNP Paribas as their banker.

Reuters (www.about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries. Reuters celebrates its 150th anniversary this year.

Reuters 3000 Xtra is Reuters premium desktop service, offering financial professionals the full breadth and depth of Reuters international cross-asset information along with sophisticated analysis and functionality. Reuters 3000 Xtra incorporates Kobra, Reuters desktop application which integrates and combines data from multi sources, and Power Plus Pro which allows users to seamlessly link market data to Excel spreadsheets and analysis.

Reuters and the sphere logo are the trademarks of the Reuters group of companies. TIB Rendezvous is the trademark or registered trademark of TIBCO Software Inc.